Exhibit 1.01

Conflict Minerals Report

Introduction

ANN INC. (the “Company”) is including this Conflict Minerals Report (the “Report”) as an exhibit to its Form SD for calendar year 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Report is May 29, 2015.

This Report describes the processes the Company has undertaken with respect to products that were contracted to be manufactured in calendar year 2014 and that contain cassiterite (tin), columbite-tantalite (tantalum), gold or wolframite (tungsten) (irrespective of their location of origin, these are referred to as “Conflict Minerals”) that are necessary to the products’ functionality or production.

The Company is committed to ensuring that Conflict Minerals contained in its merchandise are sourced, produced and used in an ethical and responsible manner. Through the efforts described in this Conflict Minerals Report, the Company seeks to ensure that its sourcing practices are consistent with its Conflict Minerals Policy, which is described below.

The products discussed in this Report are the Company’s private-label apparel, shoes and accessories (the “in-scope products”). In addition, third-party products that the Company retails but that it does not contract to manufacture are outside the scope of this Report. The Company does not manufacture any products and believes that it is many tiers removed from mines, smelters and refiners.

Conflict Minerals Policy

The Company has established a policy relating to the responsible sourcing of Conflict Minerals by its suppliers (the “Conflict Minerals Policy”). The Conflict Minerals Policy is available at http://responsiblyann.com/ourExpectations.asp.

The Conflict Minerals Policy indicates that the Company is dedicated to working with its suppliers to increase transparency regarding the origin of minerals contained in its products. The Conflict Minerals Policy states that the Company expects its suppliers to:

•	Avoid the use of Conflict Minerals that may finance directly or benefit armed groups in the Democratic Republic of the Congo (“DRC”) and adjoining countries.

•	Participate fully in the Company’s inquiry regarding their use of Conflict Minerals, including providing complete, accurate and timely responses to surveys and other inquiries submitted by the Company.

The Conflict Minerals Policy states that the Company supports the humanitarian goal of ending the illegal trade of Conflict Minerals originating in the DRC and adjoining countries, while supporting legitimate commercial ventures. The Conflict Minerals Policy is intended to encourage responsible sourcing from the DRC region.

Reasonable Country of Origin Inquiry

For 2014, the Company conducted a “reasonable country of origin inquiry” within the meaning of the Conflict Minerals Rule with respect to its potentially in-scope products. The Company engaged its direct finished goods suppliers for its private-label products and nominated trim suppliers (the “Suppliers”) through the following steps. 147 Suppliers were included in the Company’s 2014 outreach efforts.

•	Initial Survey. The Company continued to require new Suppliers to complete an initial survey regarding their use of Conflict Minerals in the Company’s products. If the Supplier indicated that products that it contracted to manufacture for the Company contained Conflict Minerals that were necessary to the functionality or production of the products, the Supplier was required to complete a survey based on the Conflict-Free Sourcing Initiative (the “CFSI”) Conflict Minerals Reporting Template (the “Conflict Minerals Reporting Template”). In addition, the Supplier was required to represent to the Company that the information provided was complete and accurate and to undertake to update the Company of any changes to its survey response.

•	Year-End Certification. Following the end of the year, active Suppliers as of December 31, 2014 were requested to certify that the information previously provided in their responses to the Suppliers’ survey and, if applicable, the Conflict Minerals Reporting Template, continued to be accurate. 100% of the Company’s active Suppliers at December 31, 2014 provided a certification or updated information to the Suppliers’ survey and, if applicable, the Conflict Minerals Reporting Template.

•	Review of Responses. The Company reviewed the surveys, Conflict Minerals Reporting Templates and certifications provided by its Suppliers for completeness and consistency and followed up with Suppliers regarding any responses which it determined were incomplete or required further clarification.

In addition, the Company compared the names of the smelters and refiners (“SORs”) identified in the Suppliers’ completed responses to those on Standard Smelter Names tab of the Conflict Minerals Reporting Template, the list of SORs published by the U.S. Department of Commerce, the list of “compliant” SORs published by the CFSI and the related country of origin information made available by the CFSI to its members. All of the confirmed SORs that were identified to the Company for 2014 were listed as “compliant” by the CFSI.

Pursuant to the Conflict Minerals Rule, based on the results of its reasonable country of origin inquiry, the Company was required to conduct due diligence for 2014. These due diligence efforts are discussed below.

Due Diligence

Due Diligence Framework

The Company designed its due diligence measures to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition, 2013) (collectively, the “OECD Guidance”).

Due Diligence Measures Performed

Due diligence measures undertaken by the Company in 2014 included the following:

•	Internal Management Team. The Company has a cross-functional Conflict Minerals team with members from the Corporate Social Responsibility, Finance, Internal Audit and Legal Departments.

•	Training for Suppliers. In 2014, as part of its on-boarding process for new Suppliers, the Company provided training on its Conflict Minerals requirements to new direct finished goods suppliers. The Company also provided its Suppliers with access to Conflict Minerals reference materials developed by industry groups.

•	Training for Employees. The Company continued to provide training to employees responsible for identifying new Suppliers, so those employees are aware of the Company’s Conflict Minerals Policy and can help to ensure that Suppliers respond appropriately and in a timely manner to inquiries from the Company regarding their use of Conflict Minerals.

•	Terms and Conditions. The Company revised its terms and conditions in its purchase orders in order to help ensure supplier compliance with its Conflict Minerals Policy.

•	Data Collection and Retention. The Company uses a software platform for its collection of information from Suppliers regarding their use of Conflict Minerals and their related compliance procedures. The Company plans to retain for five years its Suppliers’ responses on the software platform.

•	Grievance Mechanism. Grievances relating to the sourcing of Conflict Minerals contained in the Company’s products can be reported by calling the Company’s Compliance & Ethics Hotline, by web or by mail.

•	Reports to Senior Management. In 2014, members of the cross-functional Conflict Minerals compliance team reported to the Company’s General Counsel and Chief Operating Officer/Chief Financial Officer on various aspects of its compliance program. In addition, members of the cross-functional compliance team periodically met with business leaders to discuss Conflict Minerals compliance and the Company’s risk management plan.

•	Risk Management Plan. The Company has adopted a plan to manage risks relating to Suppliers’ compliance with the Company’s Conflict Minerals compliance requirements. The plan describes the corrective actions the Company would take in the event a Supplier is not in compliance. In 2014, the Company engaged with certain Suppliers to bring them into compliance in accordance with the Company’s risk management plan.

•	Independent Audits of SORs. In connection with its due diligence, the Company utilized information made available by the CFSI concerning independent third-party audits of SORs. The Company is a member of the CFSI, which manages the Conflict-Free Smelter Program (“CFSP”).

Product Information

For 2014, the Company was unable to determine the origin of a portion of the necessary Conflict Minerals contained in its in-scope products. However, none of the necessary Conflict Minerals contained in the Company’s in-scope products were determined by it to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms “armed group” and “DRC conflict free” have the meanings contained in the Conflict Minerals Rule.

The Company’s in-scope product categories were private-label apparel, shoes and accessories. Third-party products that the Company retails but that it does not contract to manufacture are out of scope for purposes of its compliance with the Conflict Minerals Rule.

Identified SORs; Country of Origin Information

In connection with the Company’s reasonable country of origin inquiry or due diligence, as applicable, the Suppliers identified to the Company four SORs that may have processed the necessary Conflict Minerals contained in the Company’s in-scope products in 2014, as reflected in the table below.

Identified SORs (a)

SOR	Compliance Status

Gold

LS-NIKKO Copper Inc.	Compliant

Metalor Technologies (Hong Kong) Ltd.	Compliant

Tin

Malaysia Smelting Corporation (MSC)	Compliant

Yunnan Tin Group (Holding) Company Limited	Compliant

Tungsten

None identified	N/A

Tantalum

None identified	N/A

(a)	The Company notes the following in connection with the information contained in the foregoing table:

(i)	The SORs listed in the table were identified by the Suppliers to the Company and include only those SORs that were listed on the Standard Smelter Names tab to the Conflict Minerals Reporting Template or the list of processing facilities published by the U.S. Department of Commerce. Not all of the included SORs may have processed the necessary Conflict Minerals contained in the Company’s in-scope products, since some Suppliers may have reported to the Company SORs that were not in the Company’s supply chain due to over-inclusiveness of the information received from their suppliers or for other reasons.

(ii)	All certification status information in the table is as of April 30, 2015.

(iii)	“Compliant” means that a SOR was listed as compliant with the CFSP’s assessment protocols (including through mutual recognition). Included SORs were not necessarily compliant for all or part of 2014 and may not continue to be compliant for any future period. The Company does not have information on the origin of the Conflict Minerals processed by any of the Compliant SORs prior to its compliance date. Country of origin information is described below.

(iv)	The compliance status reflected in the table is based solely on information made available by the CFSI to its members without independent verification by the Company.

The countries of origin of the Conflict Minerals processed by the Compliant SORs listed above may have included the countries listed below. The listed countries of origin are derived from information made available by the CFSI to its members. Except for the DRC, the CFSI does not indicate individual countries of origin of the Conflict Minerals processed by Compliant SORs. Instead, the CFSI indicates country of origin by category. Compliant SORs listed above were in each of the categories below:

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of Conflict Minerals: Argentina, Australia, Austria, Belgium, Brazil, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, India, Indonesia, Ireland, Israel, Japan, Lao People’s Democratic Republic, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Netherlands, Nigeria, Peru, Plurinational State of Bolivia, Portugal, Republic of Korea, Russian Federation, Sierra Leone, Singapore, Suriname, Switzerland, Thailand, United Kingdom, United States and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing Conflict Minerals: Kenya, Mozambique and South Africa.

L3 – The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.

DRC – The Democratic Republic of the Congo.

In addition, according to information made available by the CFSI to its members, one of the SORs listed above processed Conflict Minerals originating from both recycled and scrap content and newly mined content from one or more of the regions indicated above.

Because the CFSI generally does not indicate individual countries of origin of the Conflict Minerals processed by Compliant SORs, the Company was not able to determine the countries of origin of the Conflict Minerals processed by the listed Compliant SORs with greater specificity. In addition, for some of the listed Compliant SORs, origin information is not disclosed.

The Company endeavored to determine the mine or location of origin of the necessary Conflict Minerals contained in its in-scope products by requesting that the Suppliers provide it with a completed Conflict Minerals Reporting Template.

Future Efforts to Mitigate Risk

The Company intends to continuously improve upon its supply chain due diligence efforts to mitigate the risk that its necessary Conflict Minerals benefit armed groups by implementing the following measures:

•	For its 2015 outreach, integrate Revision 4.0 of the Conflict Minerals Reporting Template into its survey tools.

•	Continue to communicate the Company’s expectations to Suppliers through in-person meetings, training events and written communications, reiterating that Suppliers are expected to provide accurate and complete information about the SORs in their supply chains that process Conflict Minerals;

•	Monitor and encourage the continued development and progress of traceability measures for its Suppliers in a manner consistent with its risk management plan; and

•	Evaluate new Suppliers for compliance with its Conflict Minerals requirements during initial business reviews.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as “intend” or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that the Company intends to take to mitigate the risk that its necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the continued implementation of satisfactory traceability and other compliance measures by the Company’s direct and indirect suppliers, on a timely basis or at all, (2) whether SORs and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the DRC region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of filing of this document. The Company does not intend, and undertakes no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.